UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 001-36502

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCE BANCSHARES, INC.
1000 Walnut St, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan
Kansas City, Missouri

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP
St. Louis, Missouri
June 25, 2025

We have served as the Plan’s auditor since 2022.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
ASSETS

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. Common Stock	$154,139,937	$147,284,640
Fidelity Retirement Money Market Fund	4,314,815	5,037,973
Commerce Bancshares, Inc. Common Stock Fund	158,454,752	152,322,613

Mutual funds	662,501,286	566,946,750

Common collective trusts	237,430,380	216,614,269

Stable value fund	29,526,977	35,518,117
Total investments, at fair value	1,087,913,395	971,401,749

Notes receivable from participants	11,040,525	10,112,867

Net assets available for benefits	$1,098,953,920	$981,514,616

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2024 and 2023

	2024	2023
Additions to Net Assets Attributable to:
Investment income (loss):
Interest and dividends	$30,009,137	$17,917,460
Net appreciation (depreciation) in fair value of investments	131,948,295	84,220,974
Total investment income (loss)	161,957,432	102,138,434

Interest income on notes receivable from participants	794,300	554,721

Contributions:
Participant	38,132,851	36,440,203
Employer	20,211,352	19,244,277
Participant rollovers	3,396,543	4,066,241
Total contributions	61,740,746	59,750,721
Total additions	224,492,478	162,443,876

Deductions from Net Assets Attributable to:
Distributions to participants	(107,155,996)	(64,311,819)
Administrative credits (expenses)	102,822	89,806
Total deductions	(107,053,174)	(64,222,013)

Net increase (decrease)	117,439,304	98,221,863
Net assets available for benefits:
Beginning of year	981,514,616	883,292,753
End of year	$1,098,953,920	$981,514,616

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
Years ended December 31, 2024 and 2023

(1)Description of the Plan

General

The following description of the Commerce Bancshares Participating Investment Plan (the Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of the first day of the month following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, a subsidiary of the Company, is the trustee of the Plan. There were 4,952 and 4,929 active participants with balances in the Plan at December 31, 2024 and 2023, respectively.

Contributions

Participating employees may elect to contribute to the Plan a maximum of 50% of their eligible compensation, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (IRS) (not to exceed $23,000 in 2024 and $22,500 in 2023). These participant contributions are made on a pre-tax basis. The Company also offers employees the option to make Roth contributions. The Roth contributions made by the employee are included in the employees' income at the time deferred and are segregated with a separate Roth account within the Plan. The Roth contributions, together with the participants' pre-tax contributions, are subject to the limitations above. Additionally, participants who attained the age of 50 could contribute an additional $7,500 of catch-up contributions in both 2024 and 2023. The catch-up contributions are not subject to the Company's matching contribution.

The Company's matching contribution is a graded matching percentage from 50% - 100% determined by age plus years of employment on the first 7% of eligible compensation. The Company makes true-up matching contributions to participants who contribute the IRS maximum before the end of the year and, as a result, would not receive the full employer matching contribution. Additionally, the Company may make a discretionary contribution. The Company made no discretionary contributions in 2024 or 2023.

Participants have the option to direct the investment of their contributions and the Company's matching contributions in any combination of the investment funds offered by the Plan. The funds offered as of December 31, 2024 are listed on page 13 of this report.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their rollover contributions to any of the various investment options offered by the Plan. Participants may rollover Roth funds into a segregated Roth account within the Plan.

The largest investment fund within the Plan is the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund). Assets of the Company Stock Fund are almost entirely comprised of Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid directly to the Company Stock Fund and allocated to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions, and an allocation of Plan earnings (loss) and administrative credits (expenses). The earnings (loss) allocation is based on the performance of the participant's allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant's account.

Participants may make transfers between existing fund balances at any time, subject to individual fund restrictions. These transactions are done in 1% increments or specific dollar amounts. Participating employees may change future investment elections at any time upon notification to the Plan. These transactions are done in 1% increments.
Participant Vesting

Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. Current Company matching contributions are subject to the following vesting schedule:

Years of vesting service	Percentage vested

Less than 3	0%
3 or more	100

A participant will become fully vested in the value of all Company contributions in the event of death, permanent and total disability, or retirement on or after age 65, regardless of the participant's years of vesting service. A year of vesting service generally is each Plan year during which the participant earns at least 1,000 hours of service and is over the age of 21.

Forfeitures

Forfeitures are based on the nonvested portion of the Company's contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company. Forfeitures were used to reduce the Company's contribution by $354,972 in 2024, and $368,980 in 2023. The balance of unallocated forfeitures available to offset future Company contributions amounted to $145,007 and $136,903 at December 31, 2024 and 2023, respectively.

Notes Receivable from Participants

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. A participant may not have more than two loans outstanding at one time. Loans outstanding may not exceed the lesser of $50,000 or 50% of the participant's vested account balance (excluding employee stock ownership plan account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years. The loans are secured by the balance in the participant's account. Interest rates charged on participant loans are based on the Commerce Prime Rate plus 1% at the date of the distribution and are fixed throughout the life of the loan. At

December 31, 2024, interest rates on the loans outstanding ranged from 4.25% to 9.50%. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses incidental to the administration of the Plan may be paid by the Company, and, if not paid by the Company, shall be paid by the Plan. Setup fees for new loans and investment advisory fees are deducted from the respective participant's account. The Company elected to pay substantially all other administration fees for the years ended December 31, 2024 and 2023.

Distributions

Distributions of vested account balances are available upon termination, retirement, death or permanent and total disability. Distributions are made in lump sum or systematic amounts to the participant or designated beneficiaries based on participant election.

(2)Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with U.S. generally accepted accounting principles.

Investments

The Plan's investments are held in an account at Fidelity Management Trust Company. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value, and the increase or decrease in the value of securities held, plus any net income or loss, is allocated to the participant's accounts. Refer to the Fair Value Measurements (Note 7) for additional valuation information.

Net appreciation (or depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included in fair value of investments is the reinvestment of interest and dividends earned on funds invested in the money market and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Loans to participants are carried at amortized cost and are measured as the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions, based upon the terms of the Plan document.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare its financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Payment of Benefits

Distributions to the participants of the Plan are recorded when paid.

(3)Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(4)Company Stock Fund

The Company Stock Fund is accounted for on a unit accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2024 and 2023, the cash reserve totaled $4,314,815 and $5,037,973 respectively.

In January 1995, all assets held by the Company's qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances and is held as units of the Company Stock Fund. At December 31, 2024 and 2023, 298 and 343 participants, respectively, had an ESOP related account balance.

Information about changes in ESOP assets included in the Company Stock Fund for the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
Beginning balance	$21,938,157	$26,613,384
Net (depreciation) in
fair value of investments	3,769,800	(2,760,325)
Distributions to participants	(3,846,936)	(1,914,902)
Ending balance	$21,861,021	$21,938,157

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares, Inc. common stock on the open market. During 2024 and 2023, total dividends paid on shares of Company stock held by the Company Stock Fund and the amount thereof which was distributed directly to the participants is as follows:

	2024	2023
Portion of dividend reinvested in Company stock	$1,720,782	$1,829,942
Portion of dividend distributed to participants	960,144	1,086,850
Dividends paid on shares of Company stock	$2,680,926	$2,916,792

(5)Federal Income Taxes

In a determination letter dated August 25, 2023, the Internal Revenue Service stated that the Plan met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder was exempt from federal tax under section 501(a) of the IRC.

The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees' taxable income until the year or years in which they are distributed or made available to them, with the exception of participant contributions to Roth accounts which are included in employees' income at the time deferred.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

(6)Transactions with Related Parties

Certain Plan investments are shares of a mutual fund managed by Commerce Trust, a division of Commerce Bank. The Company Stock Fund also includes shares of Company common stock. Transactions in these funds qualify as party-in-interest transactions. Plan investments also include shares of mutual funds managed by Fidelity Management Trust Company, custodian of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Transactions in these funds are exempt party-in-interest transactions under ERISA.

Transactions with the Company and its affiliates during the years ended December 31, 2024 and 2023 were as follows:

	Purchases		Sales
					Realized
	Units	Cost	Units	Proceeds	Gains (Losses)
2024
Company Stock Fund	317,865	$18,359,682	749,990	$42,669,845	$14,968,637
Commerce Mutual Funds	1,027,871	18,183,279	639,991	11,391,694	(442,049)

2023
Company Stock Fund	374,274	$19,155,943	482,705	$24,113,932	$5,524,951
Commerce Mutual Funds	599,083	10,350,787	315,064	5,471,537	(557,110)

(7)Fair Value Measurements

The Plan follows the Financial Accounting Standards Board's (FASB) guidance for fair value measurements. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Plan uses various valuation techniques and assumptions when estimating fair value. For accounting disclosure purposes, a three-level valuation hierarchy of fair value measurements has been established. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
•Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).
•Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Plan's best information and assumptions that a market participant would consider.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Plan looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Plan looks to market observable data for similar assets and liabilities. To the extent certain assets and liabilities are not actively traded in observable markets, the Plan would use alternative valuation techniques to derive an estimated fair value measurement.

Following is a description of the Plan's valuation methodologies used for assets measured at fair value on a recurring basis:

Common Stock

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Because the measurements utilize quoted prices in an active market, they are classified as Level 1.

Mutual Funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed be actively traded and their measurements are classified as Level 1.

Common Collective Trusts

The common collective trusts held by the Plan are measured using net asset value, provided by the fund manager, as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less any liabilities.

Stable Value Funds

The stable value funds held by the Plan are managed by Fidelity Management Trust Company. Only qualified, participant-directed, defined contribution plans may invest in the funds. The funds invest in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. The funds seek to maintain a stable value of $1 per share but they cannot guarantee that they will be able to do so. In order to maintain the net asset value upon the occurrence of certain events, the funds and their participants are subject to certain restrictions. The stable value funds held by the Plan, which are reported at their readily determinable fair value, are classified as Level 1.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2024 and 2023. There were no transfers between levels in the hierarchy in 2024 or 2023.

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Investments measured at fair value
Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$154,139,937	$154,139,937	$—	$—
Money Market Fund	4,314,815	4,314,815	—	—

Mutual Funds	662,501,286	662,501,286	—	—

Stable Value Funds	29,526,977	29,526,977	—	—
Investments measured at fair value	850,483,015	$850,483,015	$—	$—

Investments measured at net asset value (1)
Common Collective Trusts	237,430,380
Total Investments	1,087,913,395

(1) In accordance with Subtopic ASC 820-10, investments that were measured at net asset value have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$147,284,640	$147,284,640	$—	$—
Money Market Fund	5,037,973	5,037,973	—	—

Mutual Funds	566,946,750	566,946,750	—	—

Stable Value Funds	35,518,117	35,518,117	—	—
Investments at fair value	$754,787,480	$754,787,480	$—	$—

Investments measured at net asset value (1)
Common Collective Trusts	216,614,269
Total Investments	$971,401,749

(1) In accordance with Subtopic ASC 820-10, investments that were measured at net asset value have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

As shown in the tables above, the fair value hierarchy excludes investments in a common collective trust of which values are based upon the NAV. The following table provides additional information as of December 31, 2024 and 2023 for the common collective trusts:

	Fair Value at December 31	Investment	Unfunded Commitments	Redemption
2024	$237,430,380	Common collective trusts	None	30-days notice, period may be shortened or waived by the trustee
2023	$216,614,269	Common collective trusts	None	30-days notice, period may be shortened or waived by the trustee

(8)Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(9)Plan Amendment

There were no significant amendments to the Plan during 2023 or 2024.

(10)New Accounting Pronouncements

There were no new accounting pronouncements adopted by the Plan in 2024.

(11)Subsequent Events

The Plan has evaluated subsequent events from the date of the statement of net assets available for benefits through June 25, 2025, the date at which the financial statements were available to be issued, and determined that there are no additional items to disclose.

				Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN #: 43-0889454
Plan #: 002
December 31, 2024
		Number
(a)	(b) Identity of issue	of shares/units	(d) Cost	(e) Fair Value
	Commerce Bancshares, Inc. Common Stock Fund:
*	Commerce Bancshares, Inc. Common Stock	2,474,085	**	$154,139,937
*	Fidelity Retirement Money Market Fund	4,314,815	**	4,314,815
	Total Common Stock Fund	2,493,780		158,454,752

	Stable Value Funds:
*	Managed Income Portfolio Fund Class 2	29,526,977	**	29,526,977
	Total Stable Value Funds			29,526,977

	Common Collective Trusts:
	T. Rowe Price Retirement 2005 Trust Class F	23,867	**	499,779
	T. Rowe Price Retirement 2010 Trust Class F	41,507	**	927,676
	T. Rowe Price Retirement 2015 Trust Class F	32,407	**	791,708
	T. Rowe Price Retirement 2020 Trust Class F	378,528	**	10,057,496
	T. Rowe Price Retirement 2025 Trust Class F	1,079,013	**	31,323,757
	T. Rowe Price Retirement 2030 Trust Class F	1,346,572	**	42,632,469
	T. Rowe Price Retirement 2035 Trust Class F	865,310	**	29,584,935
	T. Rowe Price Retirement 2040 Trust Class F	937,164	**	34,000,321
	T. Rowe Price Retirement 2045 Trust Class F	620,866	**	23,226,596
	T. Rowe Price Retirement 2050 Trust Class F	768,041	**	28,855,300
	T. Rowe Price Retirement 2055 Trust Class F	519,677	**	19,524,278
	T. Rowe Price Retirement 2060 Trust Class F	588,238	**	14,141,245
	T. Rowe Price Retirement 2065 Trust Class F	123,991	**	1,864,820
	Total Common Collective Trusts			237,430,380

	Mutual Funds:
	American Century Inflation-Adjusted Bond Fund R6 Class	309,906	**	3,198,236
	American Funds Small Cap World Fund Class R6	55,429	**	3,880,027
*	Commerce Bond Fund	2,416,184	**	42,573,159
	DFA Emerging Markets Value Fund	418,786	**	12,525,876
	Dodge & Cox International Stock Fund	570,568	**	28,471,319
*	Fidelity 500 Index Inst	661,208	**	135,012,117
*	Fidelity International Index PR	322,658	**	15,339,180
*	Fidelity Money Market Government Portfolio	170,349	**	170,349
*	Fidelity US Bond Index Fund	1,365,318	**	13,953,553
	Invesco Small Cap Growth Fund R5 Class	501,382	**	19,253,086
	JPMorgan Mid Cap Growth Fund Class R6	579,371	**	29,965,059
	T. Rowe Price Blue Chip Growth Fund	694,594	**	129,375,169
	Vanguard Equity-Income Fund Admiral Shares	532,937	**	46,989,025
	Vanguard Federal Money Market Fund Investor Shares	32,071,930	**	32,071,930
	Vanguard Small Cap Value Index Fund - Institutional Class	642,291	**	30,579,470
	Vanguard Total Stock Market Index Fund	696,164	**	98,193,865
	Victory Sycamore Established Value Fund Class R	397,823	**	17,870,194
	Virtus Duff & Phelps Global Real Estate Securities Fund Class R6	94,353	**	3,079,672
	Total Mutual Funds			662,501,286

				Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN #: 43-0889454
Plan #: 002
December 31, 2024
		Number
(a)	(b) Identity of issue	of shares/units	(d) Cost	(e) Fair Value
	Total assets held for investment purposes			1,087,913,395

*	Notes receivable from participants--Interest rates on these loans			11,040,525
	range from 4.25% to 9.50%, maturing through 2039.

	Total assets			$1,098,953,920

	* Party-in-interest as defined by ERISA.
	** In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.
	See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

23     Consent of Independent Registered Public Accounting Firm - Armanino LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            COMMERCE BANCSHARES, INC.
                            PARTICIPATING INVESTMENT PLAN

                            By: /s/ Paul A. Steiner
                             Paul A. Steiner
                             Co-Chairperson, Retirement Committee

                            By: /s/ Kim L. Jakovich
                             Kim L. Jakovich
                             Co-Chairperson, Retirement Committee

Date: June 25, 2025